Exhibit 99.1

NEWS RELEASE

PRECISION DRILLING TRUST COMPLETES ACQUISITION OF
GREY WOLF, INC. AND ANNOUNCES PRELIMINARY MERGER
CONSIDERATION ELECTION RESULTS

Calgary, Alberta, Canada – December 23, 2008

CALGARY, Alberta--(BUSINESS WIRE)--Dec. 23, 2008--Precision Drilling Trust (“Precision”) (TSX:PD.UN) (NYSE:PDS) announced that its acquisition of Grey Wolf, Inc. (“Grey Wolf”) (AMEX:GW) was successfully completed following approval of the merger transaction by Grey Wolf shareholders at Grey Wolf’s special meeting of shareholders held earlier today.

“This combination of Precision and Grey Wolf has land drilling operations in virtually every conventional and unconventional oil and gas basin in the lower 48 United States and Canada with an emerging presence in Mexico,” said Kevin Neveu, Chief Executive Officer of Precision Drilling Corporation.  “Together we will deliver high value, high performance services that will provide significant value to our customers, security holders and employees.  We appreciate the support of the Grey Wolf shareholders in this merger and we look forward to them continuing as unitholders of Precision.  I am very excited about the opportunities for all the employees of the new Precision; the scope and breadth of Precision’s operations coupled with the dedication of our people to operational excellence and their intense focus on safety provides the backbone for our development and growth in Canada, the United States and internationally.”

While merger consideration elections are still being tabulated, preliminary merger consideration election results indicate that cash merger consideration elections substantially exceeded the amount of cash available for cash elections.  Accordingly, based on these preliminary results, Precision expects that former Grey Wolf shareholders who properly chose to receive all-cash merger consideration will receive a prorated amount of cash consideration and a fraction of a Precision trust unit for each share of Grey Wolf common stock, while those who chose to receive Precision trust units and those who did not make a timely and valid merger consideration election are expected to receive 0.4225 of a Precision trust unit per share of Grey Wolf common stock.  Based upon the preliminary merger election results, it is anticipated that those Grey Wolf shareholders, who elected all cash, will receive approximately US$5.15 in cash and approximately 0.1808 Precision trust units for each Grey Wolf share.

Final merger consideration proration results are expected to be announced as soon as they are available and are subject to final calculation of the merger consideration elections.  It is

4200, 150 - 6th Avenue S.W. Calgary, Alberta, Canada T2P 3Y7 Telephone: 403.716.4500 Facsimile: 403.264.0251 www.precisiondrilling.com anticipated that the merger consideration will be made available to Grey Wolf shareholders after December 29, 2008.

Precision has successfully put in place a new US$1.6 billion credit facility that is comprised of US$1.2 billion in secured loan facilities and a US$400 million unsecured facility. This credit facility has funded the cash portion of the Grey Wolf acquisition and refinanced pre-closing Precision bank debt.  It is also available to fund Grey Wolf convertible notes that may be tendered for repurchase in the first quarter of 2009 and provides liquidity to fund ongoing operational activities and investments.  The unsecured facility, currently structured as a bridge loan of which US$138 million was drawn at closing, has provisions to enable outstanding amounts thereunder to be converted to long-term debt instruments within 12 months. As previously disclosed, the process and pricing impact to complete the syndication of the secured loan facility by the underwriting banks will continue into 2009.

Precision trust units will continue to trade on the Toronto Stock Exchange under the ticker symbol PD.UN and on the New York Stock Exchange under the ticker symbol PDS.  Grey Wolf common stock is being delisted and will no longer trade on the American Stock Exchange.

About Precision

Precision is a leading provider of safe, high performance energy services to the North American oil and gas industry.  Precision provides customers with access to an extensive fleet of contract drilling rigs, service rigs, camps, snubbing units, wastewater treatment units and rental equipment backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision is headquartered in Calgary, Alberta, Canada.  Precision is listed on the Toronto Stock Exchange under the trading symbol “PD.UN” and on the New York Stock Exchange under the trading symbol “PDS”.

For further information, please contact:

Doug Strong	David Wehlmann
Chief Financial Officer	Executive Vice President, Investor Relations

Precision Drilling Corporation	Precision Drilling Oilfield Services Corporation,
Administrator of Precision Drilling Trust	Suite 600
4200 150-6th Avenue S.W.	10370 Richmond Avenue
Calgary, Alberta T2P 3Y7	Houston, Texas 77042-4136
Telephone 403.716.4500	Telephone 713.435.6117
Fax 403.264.0251	Fax 713.435.6171

Website: www.precisiondrilling.com

4200, 150 - 6th Avenue S.W. Calgary, Alberta, Canada T2P 3Y7 Telephone: 403.716.4500 Facsimile: 403.264.0251 www.precisiondrilling.com